Filed under Rule 433

File No. 333-131159

CIT Group Funding Company of Canada

$500,000,000 5.60% Senior Notes due November 2, 2011

Final Term Sheet

Issuer:	CIT Group Funding Company of Canada
Guarantor:	CIT Group Inc. will fully, unconditionally and irrevocably guarantee the notes.
Principal Amount:	$500,000,000
Type:	SEC Registered – Registration Statement No. 333-131159
Proceeds to Issuer:	99.621%
Issue Price:	99.971%
Pricing Date:	October 24, 2006
Settlement Date:

It is expected that delivery of the notes will be made against payment therefor on November 1, 2006, which will be the sixth Business Day following the Pricing Date (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date or the next two Business Days following the Pricing Date will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the Pricing Date or the next two Business Days following the Pricing Date should consult their own advisors.

Maturity Date:	November 2, 2011
Interest Rate:	5.60%
Spread to Treasury:	+81 basis points (0.81%)
Benchmark Treasury:	4.50% due September 30, 2011
Yield to Maturity:	5.608%

Specified Currency:	U.S. Dollars ($)
Interest Payment Dates:

Interest will be paid on the Maturity Date and semiannually on April 15 and October 15 of each year, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

First Payment Date:	April 15, 2007
Accrual of Interest:

Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Settlement Date) to, but excluding, the applicable Interest Payment Date.

Minimum Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000.
Anticipated Ratings:

A2 by Moody’s Investors Service, Inc. (with a stable outlook)
A by Standard & Poor’s Ratings Services (with a positive outlook)
A by Fitch Ratings (with a stable outlook)

These security ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody's, Standard and Poor's and Fitch Ratings. Each of the security ratings included herein should be evaluated independently of any other security rating.

Exchange Listing:	None
Other Provisions:

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

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The Issuer and the Guarantor have filed a registration statement (including a prospectus ) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.